AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 1996


                                                   REGISTRATION NO. 33-62179


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Amendment No. 3
                                     to the
                             REGISTRATION STATEMENT
                                       on
                                    Form S-6


FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


A.  EXACT NAME OF TRUST:  VOYAGEUR UNIT INVESTMENT TRUST, SERIES 4
                          (formerly filed as Voyageur Equity Trust, Series 1)


B.  NAME OF DEPOSITOR:    VOYAGEUR FUND MANAGERS, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          VOYAGEUR FUND MANAGERS, INC.
                           90 South Seventh Street, Suite 4400
                            Minneapolis, Minnesota 55402

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                             Copy to:
             THOMAS J. ABOOD                              MARK J. KNEEDY
        Voyageur Fund Managers, Inc.                 c/o Chapman and Cutler
   90 South Seventh Street, Suite 4400               111 West Monroe Street
        Minneapolis, Minnesota  55402                Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE

         Title and amount of                                   Proposed maximum              Amount of
     securities being registered                               aggregate offering        registration fee
                                                                       price

Voyageur Unit Investment Trust,       An indefinite number of        Indefinite                 $500*
        Series 4                      Units of Beneficial Interest
                                      pursuant to Rule 24f-2 under
                                      the Investment Company Act of 1940
*         previously filed

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

     As soon as practicable after the effective date of the Registration Statement.


/ :/ Check box if it is proposed that this filing will become effective on January 3, 1996 at 2:00 P.M. pursuant to Rule 487.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                    VOYAGEUR UNIT INVESTMENT TRUST, SERIES 4


                                 ______________

                              CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                                    Form N-8B-2                                               Form S-6
                                    Item Number                                         Heading in Prospectus

                                 I. ORGANIZATION AND GENERAL INFORMATION

    1.      (a)  Name of Trust                                                       }  Prospectus front cover
    2.      (b)  Title of securities issued.....................................     }  Summary of Essential Financial
                                                                                     }       Information
    3.      Name and address of each depositor..................................     }  Trust Administration
    4.      Name and address of Trustee.........................................     }  Trust Administration
    5.      State of organization of Trust......................................     }  The Trust
    6.      Execution and termination of Trust agreement........................     }  Trust Administration
    7.      Changes of name.....................................................     }  The Trust; Trust Administration
    8.      Fiscal year.........................................................     }       *
    9.      Litigation                                                               }       *

                                           II. GENERAL DESCRIPTION OF THE TRUST AND
                                                    SECURITIES OF THE TRUST

   10.      (a)  Registered of bearer securities................................     }  Rights of Unitholders
            (b)  Cumulative or distributive securities..........................     }  Rights of Unitholders; The Trust
                                                                                     }
            (c)  Redemption.....................................................     }  Rights of Unitholders
            (d)  Conversion, transfer, etc......................................     }  Rights of Unitholders
            (e)  Periodic payment plan..........................................     }        *
            (f)  Voting rights..................................................     }  Rights of Unitholders
            (g)  Notice of Unit holders.........................................     }  Trust Administration
            (h)  Consents required..............................................     }  Rights of Unit holders; Trust Administration
                                                                                     }
            (i)  Other provisions...............................................     }  Taxation
   11.      Type of securities comprising units.................................     }  The Trust
   12.      Certain information regarding periodic payment certificates              }        *
                                                                                     }
   13.      (a)  Load, fees, expenses, etc......................................     }  Trust Operating Expenses
            (b)  Certain information regarding periodic payment certificates....     }        *
                                                                                     }
            (c)  Certain percentages............................................     }  Summary of Essential Financial Information;
                                                                                     }       Public Offering
            (d)  Certain other fees, etc. payable by holders....................     }  Rights of Unitholders
            (e)  Certain profits receivable by depositor,
                      principal, underwriters, writers, Trustee or
                      affiliated person.........................................     }  Trust Operating Expenses; Public Offering
                                                                                     }
            (f)  Ratio of annual charges to income..............................     }        *

                                                                                     }  The Trust
   14.      Issuance of Trust's securities......................................     }  Rights of Unitholders
   15.      Receipt and handling of payments from purchasers....................     }        *
   16.      Acquisition and disposition of underlying                                }  The Trust; Objectives and Securities
                    securities..................................................     }       Selection; Trust Administration; Public
                                                                                     }       Offering
   17.      Withdrawal or redemption............................................     }  Rights of Unitholders; Public Offering
                                                                                     }
   18.      (a)  Receipt, custody and disposition of income.....................     }  Rights of Unitholders
            (b)  Reinvestment of distributions..................................     }  Rights of Unitholders
            (c)  Reserves or special Trusts.....................................     }  Trust Operating Expenses
            (d)  Schedule of distributions......................................     }        *

   19.      Records, accounts and reports.......................................     }  Rights of Unitholders; Trust Administration
                                                                                     }
   20.      Certain miscellaneous provisions of Trust agreement
            (a)  Amendment......................................................     }  Trust Administration
            (b)  Termination....................................................     }        *
            (c)  and (d) Trustee, removal and successor.........................     }  Trust Administration
            (e) and (f) Depositor, removal and successor........................     }  Trust Administration
   21.      Loans to security holders                                                }        *
   22.      Limitations on liability............................................     }  Trust Administration
   23.      Bonding arrangements................................................     }        *
   24.      Other material provisions of Trust agreement........................     }        *

                                               III. ORGANIZATION, PERSONNEL AND
                                                AFFILIATED PERSONS OF DEPOSITOR

   25.      Organization of depositor...........................................     }  Trust Administration
   26.      Fees received by depositor..........................................     }  See Items 13(a) and 13(e)
   27.      Business of depositor...............................................     }  Trust Administration
   28.      Certain information as to officials and
                    affiliated persons of depositor.............................     }  Trust Administration
   29.      Voting securities of depositor......................................     }        *
   30.      Persons controlling depositor.......................................     }        *
   31.      Payment by depositor for certain services
                    rendered to Trust...........................................     }        *
   32.      Payment by depositor for certain other services rendered to Trust...     }        *
   33.      Remuneration of employees of depositor
                    for certain services rendered to Trust......................     }        *
   34.      Remuneration of other persons for certain
                    services rendered to Trust..................................     }        *

                                                IV. DISTRIBUTION AND REDEMPTION

   35.      Distribution of Trust's securities by states........................     }  Public Offering
   36.      Suspension of sales of Trust's securities...........................     }        *
   37.      Revocation of authority to distribute...............................     }        *
   38.      (a)  Method of Distribution.........................................     }  Public Offering
            (b)  Underwriting Agreements........................................     }  Underwriting
            (c)  Selling Agreements.............................................     }  Public Offering
   39.      (a)  Organization of principal underwriters.........................     }  Trust Administration
            (b)  N.A.S.D. membership of principal underwriters..................     }        *
   40.      Certain fees received by principal underwriters.....................     }  See Items 13(a) and 13(e)
   41.      (a)  Business of principal underwriters.............................     }  Trust Administration
            (b)  Branch offices of principal underwriters.......................     }        *
            (c)  Salesmen of principal underwriters.............................     }        *
   42.      Ownership of Trust's securities by certain persons..................     }        *
   43.      Certain brokerage commissions received by
                    principal underwriters......................................     }  Public Offering
   44.      (a)  Method of valuation............................................     }  Public Offering
            (b)  Schedule as to offering price..................................     }        *
            (c)  Variation in offering price to certain persons.................     }  Public Offering
   45.      Suspension of redemption rights.....................................     }  Rights of Unitholders
   46.      (a)  Redemption valuation...........................................     }  Public Offering
            (b)  Schedule as to redemption price................................     }        *
   47.      Maintenance of position in underlying securities....................     }  Public Offering
                                                                                     }  Rights of Unitholders

                                            V. INFORMATION CONCERNING THE TRUSTEE
                                                        OR CUSTODIAN

   48.      Organization and regulation of Trustee..............................     }  Trust Administration
   49.      Fees and expenses of Trustee........................................     }  Trust Operating Expenses
   50.      Trustee's lien......................................................     }        *

                                            VI. INFORMATION CONCERNING INSURANCE OF
                                                     HOLDERS OF SECURITIES

   51.      Insurance of holders of Trust's securities..........................     }  Cover Page; Trust Operating Expenses
                                                                                     }

                                                  VII. POLICY OF REGISTRANT

   52.      (a)  Provisions of Trust agreement with respect
                  to selection or elimination...................................     }  The Trust; Trust Administration
            (b)  Transactions involving elimination of
                  underlying securities.........................................     }        *
            (c)  Policy regarding substitution or elimination                            The Trust; Trust Administration
                  of underlying securities......................................     }
            (d)  Fundamental policy not otherwise covered.......................     }        *
   53.      Tax status of Trust.................................................     }  Taxation

                                         VIII. FINANCIAL AND STATISTICAL INFORMATION

   54.      Trust's securities during last ten years............................     }        *
   55.-58.  Certain information regarding periodic payment
                      certificates..............................................     }        *
   59.      Financial statements (Instruction 1(c) to Form S-6).................     }        *


_____________
*Inapplicable, answer negative or not required.




                   MINNESOTA'S BIG TEN EQUITY TRUST, SERIES 1


================================================================================



     THE TRUST. Voyageur Unit Investment Trust, Series 4 (the "FUND") is comprised of one underlying unit investment trust designated as Voyageur Equity Trust, Series 1 (referred to herein as "MINNESOTA'S BIG TEN EQUITY TRUST, SERIES 1" or the "TRUST"). The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed portfolio of common stocks issued by the ten highest dividend yielding companies as of December 29, 1995 which (a) have their principal operations located in the State of Minnesota and
(b) have a market capitalization in excess of $250 million (the "SECURITIES"). The Trust, however, will not invest in common stock of electric utility companies. Unless terminated earlier, the Trust will terminate on January 6, 1997, and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into the next Minnesota's Big Ten Equity Trust Series, if available, at a reduced sales charge (according to the schedules set forth herein) or to receive a cash distribution.


================================================================================

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          VOYAGEUR FUND MANAGERS, INC.


                 The date of this Prospectus is January 3, 1996

     OBJECTIVE OF THE TRUST. The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in a portfolio of common stocks issued by the ten highest dividend yielding companies as of December 29, 1995 which (a) have their principal operations located in the State of Minnesota and (b) have a market capitalization in excess of $250 million. The Trust, however, will not invest in the common stock of electric utility companies. See "Schedule of Investments." There is, of course, no guarantee that the objective of the Trust will be achieved.

     PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is equal to the aggregate underlying value of the Securities in the Trust plus or minus cash, if any, in the Capital and Income Accounts of the Trust, divided by the number of Units of the Trust outstanding, plus an initial sales charge equal to the difference between the maximum total sales charge for the Trust of 2.9% of the Public Offering Price (1.9% of the Public Offering Price for Rollover Unitholders) and the maximum deferred sales charge for a Trust ($0.019 per
Unit). Unitholders will also be assessed a deferred sales charge of $.0019, payable monthly, over a ten month period commencing April 1, 1996, and on the lst day of each month thereafter, through January 1, 1997. The monthly amount of the deferred sales charge will accrue on a daily basis from the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 1.9% of the Public Offering Price (payable in ten monthly installments of $0.0019 per Unit over the final ten months of the life of the Trust). Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in the Trust), subject to reduction as set forth in "Public Offering--General." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit for the Trust would have been that amount set forth under "Summary of Essential Financial Information." The minimum purchase is $1,000 ($250 for a tax-sheltered retirement plan). See "Public Offering."


     ADDITIONAL DEPOSITS. The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Securities in the Trust, provided it maintains, as nearly as is practicable, the original proportionate relationship of the Securities in the Trust's portfolio. See "The Trust."


     DIVIDEND AND CAPITAL GAINS DISTRIBUTIONS. Distributions of dividends and realized capital gains, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record of the Trust on the record date as set forth in the "Summary of Essential Financial Information." Any distribution of income and/or capital gains for the Trust will be net of the expenses of the Trust. See "Taxation." Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his PRO RATA share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."


     SECONDARY MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Voyageur Fund Distributors, Inc. (the "Distributor") currently intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units." Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


     TERMINATION. The Trust will terminate approximately one year and one day after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. Unitholders of the Trust may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Fund" below. Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Fund, if one is being offered. Unitholders not electing the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination."

     SPECIAL REDEMPTION AND ROLLOVER IN NEW FUND. Unitholders will have the option, subject to necessary exemptive relief from the staff of the Securities and Exchange Commission, of specifying by the Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed on the Rollover Notification Date and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders.") The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of the Trust (the "1997 FUND"), if one is offered, at a reduced sales charge (anticipated to be 1.9% of the Public Offering Price of the 1997 Fund). The Sponsor may, however, stop offering units of the 1997 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the 1997 Fund will be distributed shortly after the Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Trust may not be fully invested on the next business day. The portfolio of the 1997 Fund will contain the top ten dividend yielding common stocks of Minnesota companies satisfying the criteria established above. Rollover Unitholders will receive the amount of dividends in the Income Account of the Trust which will be included in the reinvestment in units of the 1997 Fund. There is however, no assurance that the exemptive relief necessary to provide for a special redemption and rollover into a new Fund will be received by the Trust from the Securities and Exchange Commission.


     RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, the lack of adequate financial information concerning an issuer and the possibility of an economic downturn in either the Midwestern United States as a whole or the State of Minnesota in particular. For certain risk considerations related to the Trust, see "Risk Factors." Units of the Trust are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.


                         VOYAGEUR EQUITY TRUST, SERIES 1
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
 AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE INITIAL DATE OF DEPOSIT: JANUARY 2, 1996
         SPONSOR, EVALUATOR AND SUPERVISOR: VOYAGEUR FUND MANAGERS, INC.
                   TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

GENERAL INFORMATION
Number of Units..............................................................................               404,817
Fractional Undivided Interest in the Trust per Unit..........................................             1/404,817
Calculation of Public Offering Price per 1000 Units:
Aggregate Offering Price of  Securities in Portfolio(1)......................................     $         400,769
Divided by 404,817 Units (times 1000)........................................................     $          990.00
Plus Maximum Sales Charge of 2.9% (2.929% of the
   Aggregate Value of Securities)(2)........................................................      $           29.00
   Less Deferred Sales Charge ...............................................................     $          (19.00)
                                                                                                          ---------
Public Offering Price per 1000 Units (2,3)...................................................     $        1,000.00
Sponsor's Repurchase and Redemption Price per 1000 Units.....................................     $          971.00
Evaluator's Annual Evaluation Fee..............................Maximum of $.25 per 1000 Units
Initial Date of Deposit.......................................................January 3, 1996
First Settlement Date.........................................................January 8, 1996
Rollover Notification Date...................................................December 2, 1996
Special Redemption Period......................................Beginning on December 30, 1996
                                                         until no later than January 6, 1997.
Mandatory Termination Date....................................................January 6, 1997
Minimum Termination Value  ..................................................................The Trust may be
         terminated  if the net asset  value of the Trust is less than  $500,000 unless  the net  asset  value  of the  Trust's  deposits  has  exceeded
         $15,000,000,  then the Trust  Agreement  may be  terminated  if the net asset value of the Trust is less than $3,000,000.
Trustee's Annual Fee and Expenses.........................................$.85 per 1000 Units
Estimated Organizational and Offering Expenses (4)............................$ .0024 per Unit
Income and Capital Account
Record Date..................................................................January 6, 1997
Income and Capital Account Distribution Date......................The final distribution date will be made within a reasonable time of the Mandatory Termination Date.
Evaluation Time........................................................4:00 p.m. Eastern Time

1 Each Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Security is not so listed, at the closing ask price thereof.

2 The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge for the Trust of 2.9% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.019 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.0019 per Unit commencing April 1, 1996 and on the 1st day of each month thereafter through January 1, 1997. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities in the Trust). See the "Fee Table" below and "Public Offering Price--Offering Price." Any uncollected deferred sales charge amounts will be deducted from the sales or redemption proceeds.

3 On the Initial Date of Deposit there will be no cash in the Income or Capital Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

4 The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off against capital at the end of the initial offering period which is currently expected to be approximately three months from the Initial Date of Deposit. See "Expenses of the Trust" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.


                                    FEE TABLE

================================================================================

     This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering Price--Offering Price" and "Trust Operating Expenses." Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge.

================================================================================

                                                                                           AMOUNT PER
UNITHOLDER TRANSACTION EXPENSES                                                           1,000 UNITS
-------------------------------                                                           -----------
Maximum Initial Sales Charge Imposed on Purchase
     (as a percentage of offering price)......................           1.00% (1)            $10.00
Deferred Sales Charge per Year (as a percentage of
     original purchase price).................................           1.90% (2)             19.00
                                                                         -----                 -----
Maximum Total Sales Charge ...................................           2.90%                $29.00
                                                                         =====                ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS).....................
     Trustee's Fee............................................             .085%               $0.85
     Portfolio and Evaluation Fees............................             .025%                0.25
     Other Operating Expenses.................................             .010%                0.10
                                                                           -----                ----
       Total..................................................             .120%(3)            $1.20(3)
                                                                          ======               ======

1 The Maximum Initial Sales Charge is actually the difference between the Maximum Total Sales Charge (2.90% of the Public Offering Price) and the maximum deferred sales charge ($19.00 per 1,000 Units) and would exceed 1% if the Public Offering Price exceeds $1,000 per 1,000 Units
2 The actual fee is $1.90 per month per 1,000 Units, irrespective of purchase or redemption price, deducted in each of the last 10 months of the Trust. If a Unitholder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $1.00 per Unit, the deferred portion of the sales charge will be less than 1.90%; if the Unit price is less than $1.00 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the initial sales charge and that portion of the deferred sales charge payments not yet collected.

3 The Trust's Estimated Annual Trust Operating Expenses does not include organizational and offering costs which are charged against capital at the end of the initial offering period.

EXAMPLE

                                                         CUMULATIVE EXPENSES PAID FOR PERIOD OF:
                                                          1 YEAR                    3 YEARS
                                                          ------                    -------

An investor would pay the following                       $ 30                      $ 73
expenses on a $1,000 investment,
assuming the estimated operating
expense ratio of .12% and a 5%
annual return on the investment
throughout the periods.


     The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit comparison of fees, assuming the principal amount and distributions are rolled over each year into a new series subject only to the Deferred Sales Charge. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples. The estimated operating expense ratio does not include organizational and offering costs which are charged to capital at the end of the initial offering period.

THE TRUST

     Voyageur Unit Investment Trust, Series 4 is comprised of one unit investment trust: Voyageur Equity Trust, Series 1 ("MINNESOTA'S BIG TEN EQUITY TRUST, SERIES 1" or the "TRUST"). The Fund was created under the laws of the State of Missouri pursuant to a Trust Agreement (the "TRUST AGREEMENT"), dated the date of this Prospectus (the "INITIAL DATE OF DEPOSIT"), among Voyageur Fund Managers, Inc., as Sponsor, Evaluator and Supervisor, and Investors Fiduciary Trust Company, as Trustee.

     The Trust offers investors the opportunity to purchase Units representing proportionate interests in an approximately evenly dollar weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of December 29, 1995 which (a) have their principal operations located in the State of Minnesota and (b) have a market capitalization in excess of $250 million. The Sponsor's determination that the companies selected for inclusion in the Trust have their principal operations located in the State of Minnesota is based on the fact that such companies are either headquartered in the State, derive more than 50% of their revenues or profits from activities within the State, have more than 50% of their assets located in the State, or their securities are primarily traded in the State of Minnesota. The Trust, however, will not invest in the common stock of electric utility companies. The Trust may be an appropriate medium for investors who desire to participate in a portfolio Trust of common stocks with greater diversification than they might be able to acquire individually, See "Trust Portfolio." Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either (1) to reinvest their proceeds into a subsequent Series of the Trust, if available, at a reduced sales charge, or (2) to receive a cash distribution.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

     Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the original proportionate relationship of the Securities in the Trust's portfolio based on the number of shares of the Securities. Any deposit by the Sponsor of additional Securities will duplicate, as nearly as is practicable, this original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit.

     Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION


     The objective of the Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in an approximately evenly dollar weighted portfolio of common stocks issued by the ten highest dividend yielding companies as of December 29, 1995 which (a) have their principal operations located in the State of Minnesota and
(b) have a market capitalization in excess of $250 million. The Trust, however, will not invest in the common stock of electric utility issuers. In seeking this objective, the Sponsor considered, among other things, the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.


     The Trust will terminate approximately one year and one day from the date of this Prospectus. Investors will be subject to taxation on the dividend income received by the Trust and on gains from the sale or liquidation of Securities (see "TAXATION"). Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. See "Risk Factors."

     Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor prior to the date the Securities were purchased by the Trust. The Trust may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.


     As described herein, the Securities included in the Trust have been selected from a universe of potential securities which meet a set of criteria established by the Sponsor. Prior to this offering neither the Sponsor nor to its knowledge any other entity independently maintained an annual performance record of the securities which would have been included in such a pool on any given year, although the information necessary to generate such a performance record was and continues to be readily available. Such annual returns do not take into account commissions, sales charges, expenses or taxes.


                                           COMPARISON OF TOTAL RETURNS (1)
         Year Ended                     Minnesota
            12/31                        BIG TEN               DJIA (2)              S&P 500 (3)
         -------------                   -------               ----                  -------
           1981                           13.86                 7.52                   -4.91
           1982                           40.93                26.04                   21.11
           1983                           23.52                38.91                   22.37
           1984                            1.87                 6.43                    6.11
           1985                           47.37                29.44                   32.03
           1986                           17.98                34.79                   18.55
           1987                            4.02                 6.07                    5.22
           1988                           17.52                21.63                   16.82
           1989                           33.04                26.45                   31.53
           1990                            2.26                -7.57                   -3.18
           1991                           42.21                35.09                   30.57
           1992                           20.15                 7.85                    7.69
           1993                            8.48                26.92                    9.99
           1994                            0.37                 4.15                    1.29
           1995                           27.32                36.95                   37.59


1 Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. DJIA and S&P 500 are unmanaged indices and do not incur sales charges, commissions, expenses or taxes. Total return of the Minnesota Big Ten above does not take into consideration any applicable sales charges, commissions, expenses or taxes. Returns would be lower as a result of such charges and expenses.
2    An index  of 30  stocks  compiled  by Dow  Jones &  Company,  Inc.  Source:
     Bloomberg L.P.
3 The S&P 500 is a total return index consisting of 500 widely held common stocks, calculated by Standard & Poor's. Source: Fact Set Data Systems, Inc.

     There can be no assurance that the Portfolio of the Trust will outperform the S&P 500 or the DJIA over the life of the Trust.

     The chart below represents past performance of the Minnesota Big Ten, DJIA and the S&P 500 and should not be considered indicative of future results. From January, 1981 through December 1995 the average annual total return for the Minnesota Big Ten, DJIA and the S&P 500 was 19.14%, 19.18%, and 14.77%, respectively. The chart reflects a hypothetical assumption that $10,000 was invested on January 1, 1981 and the investment strategy followed for 15 years. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commission, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA or the S&P 500 over its approximately one-year life or over consecutive rollover periods, if available.


                                   VALUE OF $10,000 INVESTED ON JANUARY 1, 1981
          Year Ended                    Minnesota
           12/31                         BIG 10               DJIA               S&P 500
        --------------                   ------               ----               -------
           1981                         11,385.78           10,752.00           9,509.00
           1982                         16,046.04           13,551.82          11,516.35
           1983                         19,820.18           18,824.83          14,092.56
           1984                         20,191.60           20,035.27          14,953.61
           1985                         29,755.58           25,933.65          19,743.25
           1986                         35,104.20           34,955.97          23,405.63
           1987                         36,515.96           37,077.80          24,627.40
           1988                         42,914.20           45,097.73          28,769.73
           1989                         57,094.25           57,026.08          37,840.83
           1990                         58,386.50           52,709.20          36,637.49
           1991                         83,029.15           71,204.86          47,837.57
           1992                         99,756.41           76,794.45          51,516.28
           1993                        108,214.07           97,467.51          56,662.76
           1994                        108,614.98          101,512.41          57,393.70
           1995                        138,288.79          139,019.83          78,965.74


     Past performance of any series may not be indicative of results of future series. Trust performance may be compared to the performance on the same basis of the DJIA, the S&P 500 Composite Price Stock Index, or performance data from publications such as Morningstar Publications, Inc. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characteristics, while equity securities involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers. Past performance of course may not be indicative of future results and results actually achieved by any Unitholder will vary depending on the dates the Unitholder purchased and sold his Units. Additionally, the foregoing returns do not take into account commissions, sales charges, Trust expenses or taxes. The securities included in the Trust represent higher geographic concentration than those of the S&P 500 and DJIA.



TRUST PORTFOLIO


     The Trust consists of the following issues of Securities issued by Minnesota companies and listed on a national securities exchange, the NASDAQ National Market System or traded in the over-the-counter market. Each of the companies whose Securities are included in the portfolio were selected based upon those factors referred to under "Objectives and Securities Selection" above. The following is a listing of the companies included in the Trust.

                  DELUXE CORPORATION
                  INTERNATIONAL MULTIFOODS CORPORATION
                  JOSTENS, INC.
                  GENERAL MILLS, INC.
                  SUPERVALU, INC.
                  NORWEST CORPORATION
                  MINNESOTA MINING AND MANUFACTURING CO.
                  FIRST BANK SYSTEM, INC.
                  ST. PAUL COMPANIES, INC.
                  BEMIS COMPANY, INC.

     DELUXE CORPORATION prints a variety of checks, bank and business related forms, provides electronic funds transfer services and sells greeting cards and stationery. The company's operations also include new account verification services, computer and business forms, office products and direct consumer product marketing. Nelco, Inc., a subsidiary, is a tax form and electronic tax filing service provider.

     INTERNATIONAL MULTIFOODS CORPORATION processes and distributes specialty foods. The company produces appetizers, ethnic foods, specialty meats and bakery products to commercial customers, convenience stores, warehouse clubs, vending operators and pizza, Mexican and Italian restaurants in the United States. The company produces flour and pickles in Canada and spices in Venezuela.

     JOSTENS, INC. designs, manufactures and sells products created to promote and recognize achievement. The company is a leading producer of class rings, yearbooks, graduation announcements and diplomas. Jostens also offers computer-based instructional products and is in the school photography business.

     GENERAL MILLS, INC. manufactures and markets consumer food products. Major United States businesses include "Big G" cereals; "Betty Crocker" dessert, side dish and dinner mixes; snack products; "Gold Medal" flour and "Yoplait" and "Columbo" yogurts. General Mills sells its products in the US, Canada, Europe, Japan and Latin America.

     SUPERVALU, INC. operates as a food wholesaler in the United States. The company serves approximately 4,650 stores in 46 states. In addition to food wholesaling, Supervalu also owns and operates a chain of 300 supermarkets under the names "County Market", Hornbachers", "Scott's Foods" and "Cub Foods" and holds interest in a general merchandise retailer called "Shopko."

     NORWEST CORPORATION provides banking, insurance, investments and other financial services from over 3,000 locations in the United States, Canada and internationally. Norwest provides its commercial and retail banking services, bond trading and capital management services to individuals, businesses, governments and other financial institutions.

     MINNESOTA MINING & MANUFACTURING COMPANY operates in the industrial and consumer, information, imaging and electronic and life sciences business segments. The company manufactures industrial, commercial, healthcare and consumer products, including adhesives, abrasives, laser imagers and "Scotch Brand" products which are marketed worldwide.

     FIRST BANK SYSTEM, INC. is a bank holding company with subsidiary banks that attract deposits and conduct retail and commercial banking services, offering residential and commercial real estate mortgage, agricultural and consumer loans. The company's subsidiaries also offer trust services. The company's serve 11 states from approximately 350 offices.

     ST. PAUL COMPANIES, INC., through its subsidiaries, provides property-liability insurance underwriting, reinsurance underwriting and selling, insurance brokerage products and services and sponsors, markets and manages tax-free investments for individual investors.

     BEMIS COMPANY, INC. produces a broad range of flexible packaging products. The company's products include coated and laminated film packaging, monofilm packaging products, plastic containers and multiwall paper bags. Bemis also manufactures specialty coated graphics products.


     Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trust even though yields on these Securities may have changed subsequent to the Initial Date of Deposit, and therefore the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time.

     GENERAL. The Trust consists of such of the Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

     Because certain of the Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). See "Trust Administration--Portfolio Administration."

     Unitholders will be unable to dispose of any of the Securities as such and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

RISK FACTORS

     GENERAL. An investment in Units of the Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Securities are limited or absent.

TAXATION

         GENERAL. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of he Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "CODE"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

     In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is received by the Trust.

     2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").

     3. The Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases his Units) in order to determine his initial cost for his pro rata portion of each Security held by the Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by
Section 316 of the Code paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.


     4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (I.E., the "TRADE DATE") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his Units for more than one year. However, a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trust (the "1997 FUND") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1997 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.


     5. The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by the Trust, including fees of the Trustee and the Sponsor.

     6. The Unitholder's basis in his Units will be equal to the cost of his Units, including the total sales charge. A portion of the sales charge is deferred as set forth in "Public Offering -General." The proceeds received by a Unitholder upon the sale or redemption of a Unit will reflect deduction of the deferred amount (the "DEFERRED SALES CHARGE AMOUNT"). The annual statement and the relevant tax reporting forms received by Unitholders will reflect the actual amounts paid to them, net of the Deferred Sales Charge Amount. Accordingly, Unitholders should not increase their basis in their Units by the Deferred Sales Charge Amount.

     DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Proposed changed final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

     To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

     RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. AS discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

     "The Revenue Reconciliation Act of 1993" (the "TAX ACT") raised tax rates on ordinary income while capital gains remained subject to a 28% maximum stated rate. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.


     As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the 1997 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1997 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091 (d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.


     OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

     At the termination of the Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

     Dividend income and long-term capital gains may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

     Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

TRUST OPERATING EXPENSES


     COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trust. However, the Sponsor shall receive for regularly providing evaluation services to the Trust the annual per Unit evaluation fee, payable in monthly installments, set forth under "Summary of Essential Financial Information" for regularly evaluating the Fund portfolio. This fee may be increased without approval of the Unitholders by an amount not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Such fee may exceed the actual costs of providing such evaluation services for the Trust, but at no time will the total amount received for evaluation services rendered to all unit investment trusts sponsored by the Sponsor for which the Sponsor supplies evaluation services exceed the aggregate cost to the Sponsor for supplying such services in such year. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation".


     TRUSTEE'S FEE. For its services the Trustee will receive the annual fee set forth under "Summary of Essential Financial Information". The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders-- Reports Provided" and "Trust Administration."


     MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and charged off against capital at the end of the initial offering period which is currently expected to be approximately three months from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith, reckless disregard of its duty or wilful misconduct on its part and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes an initial sales charge equal to the difference between the maximum total sales charge for the Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.019 per Unit). Unitholders will also be assessed a deferred sales charge of $0.0019, payable monthly, over a ten month period commencing April 1, 1996, and on the 1st day of each month thereafter, through January 1, 1997. The monthly amount of the deferred sales charge will accrue on a daily basis from the 1st day of the month preceding a deferred sales charge payment date. For example, Unitholders of record on the Initial Date of Deposit will pay an initial sales charge of 1.0% of the Public Offering Price and will be subject to a deferred sales charge of 1.9% of the Public Offering Price (payable in ten monthly installments of $0.0019 per Unit over the final ten months of the life of the Trust). The deferred sales charge as a percentage of the Public Offering Price of the Units will fluctuate with changes in the Public Offering Price per Unit. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only the initial sales charge and that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.9% of the Public Offering Price (2.929% of the aggregate value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts of the Trust. The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring $100,000 as follows:

                                                                                 DOLLAR AMOUNT OF SALES
AGGREGATE DOLLAR VALUE                                                              CHARGE REDUCTION
OF UNITS PURCHASED                                                                  PER DOLLAR INVESTED
------------------                                                              -----------------------
$100,000 - $249,999 ..........................................................          $.0065
$250,000 or More..............................................................          $.0100


     The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions. See "Sponsor and Dealer Compensation." Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries may purchase Units of the Trusts without an initial sales charge in the initial offering period.


     OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust.


     As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to the difference between the maximum total sales charge for the Trust of 2.9% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.019 per Unit) and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Income and Capital Accounts. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by Voyageur Fund Managers, Inc., as Evaluator. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or Underwriters for purchases, sales or redemptions after that time, or on a day which is not a business day for the Trust, will be held until the next determination of price. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge of 2.9% of the Public Offering Price and the maximum deferred sales charge for a Trust ($0.019 per Unit) and will be assessed a deferred sales charge of $0.0019 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering-General."


     The value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above.


     In offering the Units to the public, neither the Sponsor, nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by an affiliate of the Sponsor, Voyageur Fund Distributors, Inc. (the "Distributor"), broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period (which is expected to be approximately 3 months from the Initial Date of Deposit), Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.


     The Sponsor intends to qualify the Units for sale in a number of states. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.


     SPONSOR AND DEALER COMPENSATION. The Distributor will receive the gross sales commission equal to 2.9% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent. Sales will be made to brokers, dealers and agents which represent a concession or agency commission of $.02 per Unit for primary sales. Brokers, dealers and agents will receive a concession or agency commission of $.01 per Unit on purchases by Rollover Unitholders. However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time. Volume concessions or agency commissions of an additional $.001 per Unit will be given to any broker dealer, bank or other financial intermediary who purchases Units from the Distributor during the initial offering period and who agree to underwrite a portion of Units of the next unit investment trust investing in fixed income securities made available by the Sponsor.

     At various times the Distributor may implement programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will re-allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

     In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Schedule of Investments." The Sponsor and the Distributor have not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Certain broker-dealers acquired or will acquire the securities for the Sponsor and thereby benefit from transaction fees. Such broker dealers in their general securities business act as agent or principal in connection with the purchase and sale of equity securities, including the securities in the Trust, and may act as a market maker in certain of the securities. Such broker dealers also from time to time may issue reports on and make recommendations relating to equity securities, which may include the securities of the Trust.


     A person will become the owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

     PUBLIC MARKET. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units"). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.


     TAX-SHELTERED RETIREMENT PLANS. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is $250.

RIGHTS OF UNITHOLDERS

         CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. wnership of Units of the Trust will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.


     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     DISTRIBUTIONS OF INCOME AND CAPITAL. Any dividends received by the Trust with respect to the Securities therein are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account.


     The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Date to Unitholders of record on the preceding Income Record Date. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in money market funds or U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to Unitholders as of the record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.


     As of the first day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets available for distribution to Unitholders until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Account such amounts as may be necessary to cover redemptions of Units.

     It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by the Trust and the number of Units of the Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of the Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of the Trust, separately stated, expressed as total dollar amounts.

     In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.


     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419350, Kansas City, Missouri 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units as of the Evaluation Time set forth under "Summary of Essential Financial Information." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.


     The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

     To the extent that Securities are sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit determined on the basis of (i) the cash on hand in the Trust,
(ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities of the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities of the Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities of the Trust on the bid side of the market or (c) by any combination of the above.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

     SPECIAL REDEMPTION AND ROLLOVER IN NEW FUND. It is expected that a special redemption will be made of all Units of the Trust held by any Unitholder (a "ROLLOVER UNITHOLDER") who affirmatively notifies the Trustee in writing that he desires to roll over his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information."


     Investors should be aware that the staff of the Division of Investment Management of the Securities and Exchange Commission is of the view that the rollover option described in this Prospectus constitutes an "exchange offer" for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. An application which was submitted by the Sponsor for an exemptive order under Section 11(c) which would permit it to offer the rollover option has been "noticed" by the SEC but no assurance can be given that the SEC will issue such an order.


     All Units of Rollover Unitholders will be redeemed during the Special Redemption Period and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. During the Special Redemption Period (as set forth in "Summary of Essential Financial Information"), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

     The Distribution Agent will engage the Sponsor as its agent to sell the distributed Securities. The Sponsor will attempt to sell the Securities as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than 10 business days, and it could be as short as one day, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

     It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Special Redemption and Liquidation Period; for less liquid Securities, on each of the first two days of the Special Redemption and Liquidation Period, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the closing sale price of those Securities on the preceding day. Thereafter, the Sponsor intends to sell without any price restrictions at least a portion of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the Special Redemption and Liquidation Period.


     The Rollover Unitholders' proceeds will be invested in the next subsequent series of the Trust (the "1997 FUND"), if then being offered, the portfolio of which will be selected prior to the initial date of deposit of the 1997 Fund. The proceeds of redemption available on each day will be used to buy 1997 Fund units in the portfolio as the proceeds become available.

     The Sponsor intends to create the 1997 Fund as quickly as possible after the commencement of the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the 1997 Fund portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the 1997 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1997 Fund units or the aggregate number of 1997 Fund units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1997 Fund units will be distributed shortly after of the Special Redemption Date.

     Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the 1997 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold during the Special Redemption Period. In accordance with the Rollover Unitholders' offer to purchase the 1997 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1997 Fund portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.9% of the Public Offering Price of the 1997 Fund units).


     This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolio selected by the Sponsor is chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1997 Fund and each subsequent series of the Fund, approximately a year after that Series' creation.


     The Sponsor believes that the gradual redemption and rollover in the Trust will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities in the Trust in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unitholders could then receive a less favorable average unit price than if they bought all their units of the 1997 Fund on any given day of the period.


     It should  also be noted that  Rollover  Unitholders  may  realize  taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a reduction for certain capital losses and, due to the procedures for investing in the subsequent Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Taxation."

     In addition, during this period a Unitholder will be at risk to the extent that the Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

     Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will continue to hold Units of the Trust as described in this Prospectus until the Trust is terminated or until the Mandatory Termination Date listed in the "Summary of Essential Financial Information," whichever occurs first. These Remaining Unitholders will not realize capital gains or losses due to the Special Redemption and Rollover and will not be charged any additional sales charge. If a large percentage of Unitholders become Rollover Unitholders, the aggregate size of the Trust will be sharply reduced and, as a consequence, expenses might constitute a higher percentage amount per Unit of the Trust than prior to such Special Redemption and Rollover. The Trust might also reduce to the Minimum Termination Value set forth in the "Summary of Essential Financial Information" because of the lesser number of Units in the Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Securities; if so, the Sponsor could then choose to liquidate the Trust without the consent of the remaining Unitholders. See "Trust Administration--Amendment or Termination." The Securities remaining in the Trust after the Special Redemption Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Securities.


     The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1997 Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Period would have commenced. All Unitholders will then be Remaining Unitholders, with rights to ordinary redemption as before. The Sponsor may modify the terms of the 1997 Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Special Redemption and Rollover in the 1997 Fund upon notice to the Unitholders prior to the Rollover Notification Date specified in the related "Summary of Essential Financial Information."


TRUST ADMINISTRATION

     SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

     PORTFOLIO ADMINISTRATION. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a Security has declined to such an extent as a result of serious adverse credit factors affecting the issuer of the Security such that in the opinion of the Sponsor the retention of such Security would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. The proceeds from such sales, if any, will be deposited in the Capital Account of the Trust. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Fund in exchange for Securities) are credited to the Capital Account for distribution to Unitholders, pay an accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.

     As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

     The Supervisor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Securities in such Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

     AMENDMENT OR TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

     The Trust may be liquidated at any time by consent of Unitholders representing 66-2/3% of the Units of the Trust then outstanding or by the Trustee when the value of the Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the "Summary of Essential Financial Information."The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Underwriters or the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Underwriters, including the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

     Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Securities. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders. Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts of the Trust.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trust pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New Fund"). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders. The Sponsor will attempt to sell any remaining Securities as quickly as possible commencing on the Mandatory Termination Date without in the judgment of the Sponsor materially adversely affecting the market price of the Securities. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available on any particular day.

         Within 60 days of the final distribution, Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

     LIMITATIONS ON LIABILITIES. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

     The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     SPONSOR. Voyageur Fund Managers, Inc. is the Sponsor of the Fund and Voyageur Fund Distributors, Inc. is the primary distributor of Fund Units.
Voyageur Fund Managers, Inc. and Voyageur Fund Distributors, Inc. are each indirect wholly-owned subsidiaries of Dougherty Financial Group, Inc. ("DFG"), which is owned approximately 49% by Michael E. Dougherty, 49% by Pohlad Companies and less than 1% by certain benefit plans for the employees of DFG and its subsidiaries.


     Mr. Dougherty co-founded the predecessor of DFG in 1977 and has served as DFG's Chairman of the Board and Chief Executive Officer since inception. Pohlad Companies is a holding company owned in equal parts by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad. As of November 30, 1995, Voyageur Fund Managers, Inc. served as the manager to six closed-end and ten open-end investment companies (comprising 29 separate investment portfolios), administered numerous private accounts and managed approximately $8.0 billion in assets. The principal business address for both Voyageur Fund Managers, Inc. and Voyageur Fund Distributors, Inc. is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402. As of November 30, 1995, the total stockholders' equity of Voyageur Fund Mangers, Inc. was $6,083,405 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof or to any of the Underwriters. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.


     EVALUATOR. The Sponsor also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Sponsor and/or the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluation. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.


     TRUSTEE. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of net assets and the related schedule of investments as of the opening of business on the Initial Date of Deposit included in this Prospectus have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and the authority of said firm as experts in accounting and auditing.


INDEPENDENT AUDITORS' REPORT

     TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF VOYAGEUR UNIT INVESTMENT TRUST, SERIES 4 ("VOYAGEUR EQUITY TRUST, SERIES 1" OR " MINNESOTA'S BIG TEN EQUITY TRUST, SERIES 1"):

     We have audited the accompanying statement of net assets, including the schedule of investments, of Voyageur Unit Investment Trust, Series 4 ("Voyageur Equity Trust, Series 1" or Minnesota's Big Ten Equity Trust, Series 1") as of January 3, 1996. The statement of net assets is the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Voyageur Unit Investment Trust, Series 4 ("Voyageur Equity Trust, Series 1" or "Minnesota's Big Ten Equity Trust, Series 1") as of January 3, 1996, in conformity with generally accepted accounting principles.


Minneapolis, Minnesota
January 3, 1996



                                                           KPMG PEAT MARWICK LLP


                                     VOYAGEUR UNIT INVESTMENT TRUST, SERIES 4
                                              STATEMENT OF NET ASSETS
                   AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT, JANUARY 3, 1996


INVESTMENT IN SECURITIES
Contracts to purchase securities (1).........................................................    $     400,769
Organizational and Offering Costs (2)........................................................           24,398
                                                                                                        ------
     Total...................................................................................    $     425,167
                                                                                                       =======

LIABILITY AND INTEREST OF UNITHOLDERS
Liabilities --
     Accrued Organizational and Offering Costs (2)...........................................          24, 398
     Payment of Deferred portion of sales charge (3).........................................            7,692
                                                                                                       -------
     Total Liabilities.......................................................................           32,090
                                                                                                        ------
Interest of Unitholders --
     404,817 Units of fractional undivided interest outstanding:
Cost to investors (4)........................................................................    $     404,817
Gross underwriting commission (4,5)..........................................................          (11,740)
                                                                                                      --------
Net Amount Applicable to Unitholders.........................................................          393,077
                                                                                                       -------

     Total ..................................................................................    $     425,167
                                                                                                       =======


1 The aggregate value of the Securities listed under "Portfolio" herein and their cost to the Trust are the same. The value of the Securities is determined by Voyageur Fund Managers, Inc. as set forth under "Public Offering--Offering Price." The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $410,000 which has been deposited with the Trustee.
2 The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs, which will be deferred and charged off against capital at the end of the initial offering period. Organizational and offering costs have been estimated based on a projected Trust size of $10,000,000. To the extent the Trust is larger or smaller, the estimate will vary.
3 Represents the aggregate amount of mandatory distributions of $19.00 per 1,000 units per month payable on the 1st day of each month from April 1, 1996 through January 1, 1997. Distributions will be made to an account maintained by the Trustee from which the Unitholder's Deferred Sales Charges obligation to the Sponsor will be satisfied. If Units are redeemed prior to January 1, 1997, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.
4 The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering--Offering Price" and "Public Offering--Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions in excess of this amount, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net amount
     applicable  to  Unitholders   remains   unchanged.
5 Gross underwriting commission includes a deferred sales charge of $.019 per Unit.



                                    MINNESOTA'S  BIG TEN EQUITY TRUST,  SERIES 1
                    SCHEDULE OF PORTFOLIO  SECURITIES  (VOYAGEUR UNIT INVESTMENT TRUST, SERIES 4)
                   AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: JANUARY 3, 1996

                                 Number                                  Price Per     Cost of        Current
                                   of            % of          Annual    Share to     Securities      Dividend
ISSUER (1)                       SHARES        TRUST(5)      DIVIDEND(4)  TRUST (2)   TO TRUST(2)      YIELD(3)
------                           ------         ------        --------    -----        --------         -----
Deluxe Corporation                1,400         10.04%        $1.48      $28.750      $40,250           5.15%
International Multifoods
   Corporation                    2,000         10.11           .80       20.250       40,500           3.95
Jostens, Inc.                     1,700         10.07           .88       23.750       40,375           3.71
General Mills, Inc.                 650          9.55          1.88       58.875       38,269           3.19
Supervalu, Inc.                   1,300         10.14           .98       31.250       40,625           3.14
Norwest Corporation               1,200          9.84           .96       32.875       39,450           2.92
First Bank System, Inc.             800         10.13          1.45       50.750       40,600           2.86
St. Paul Companies, Inc.            700          9.87          1.60       56.500       39,550           2.83
Minnesota Mining
   and Manufacturing Co.            600         10.14          1.88       67.750       40,650           2.77
Bemis Company, Inc.               1,500         10.11           .64       27.000       40,500           2.37
                                                -----                                  ------
    Total                                      100.00%                               $400,769
                                               =======                               ========


Notes to Schedule of Portfolio Securities
1 All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on January 2, 1996 and are expected to settle on January 5, 1996. The aggregate purchase price (excluding commissions) and profit to the Sponsor for the securities deposited in the Trust is $400,269 and $500, respectively.
2 The market value of each of the Securities is based on the aggregate underlying value of the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities on the business day prior to the Initial Date of Deposit as provided by the Trustee).
3 Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual dividend received on that Security and dividing the result by that Security's market value as of the closing of trading on January 2, 1996.
4 Based on the latest quarterly or semi-annual dividend received. There can be no assurance that future dividend payments, if any, will be maintained at the indicated amount.
5    Based on Cost of Securities to Trust.


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

================================================================================
                  TABLE OF CONTENTS
TITLE                                            PAGE


Summary of Essential Financial
    Information...................................5
The Trust.........................................8
Objectives and Securities Selection...............10
Trust Portfolio...................................12
Risk Factors......................................15
Taxation..........................................16
Trust Operating Expenses..........................19
Public Offering...................................21
Rights of Unitholders.............................25
Trust Administration..............................31
Other Matters.....................................36
Independent Auditors' Report......................37
Statements of Net Assets..........................38
Schedule of Portfolio Securities..................40
Notes to Schedule of Portfolio
    Securities....................................40


================================================================================

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


                                   PROSPECTUS

================================================================================


                                 January 3, 1996



                         VOYAGEUR UNIT INVESTMENT TRUST,
                                    SERIES 4


                        MINNESOTA'S BIG TEN EQUITY TRUST,
                                    SERIES 1





================================================================================


                          VOYAGEUR FUND MANAGERS, INC.
                            90 SOUTH SEVENTH STREET,
                                   SUITE 4400
                          MINNEAPOLIS, MINNESOTA 55402


                    PLEASE RETAIN THIS PROSPECTUS FOR FUTURE
                                   REFERENCE.


                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:
          The facing sheet of Form S-6
          The Cross-Reference Sheet
          The Prospectus
          The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Voyageur Equity Trust Series 1 and Subsequent Series, dated January 3, 1996 filed as an exhibit hereto.

1.2  Form of Trust Agreement for Voyageur Unit Investment Trust, Series 4.

2. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Taxation" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered.

3.   None.

4.   Not applicable.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.   Written Consent of Independent Auditors' - KPMG Peat Marwick LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Voyageur Unit Investment Trust, Series 4, has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 2nd day of January, 1996.

                                   VOYAGEUR UNIT INVESTMENT TRUST, SERIES 4
                                     (Registrant)

                                   By:  Voyageur Fund Managers, Inc.
                                        (Depositor)

                                   By:  /s/Thomas J. Abood
                                     -------------------------------
                                     General Counsel and Senior
                                        Vice President


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below on by the following person in the capacity indicated and on January 2, 1996.

     SIGNATURE                             TITLE

MICHAEL E. DOUGHERTY
-------------------------          Chairman of the Board
Michael E. Dougherty               and Director

JOHN G. TAFT
-------------------------
John G. Taft                       Chief Executive Officer and Director

EDWARD J. KOHLER
-------------------------
Edward J. Kohler                   Director

FRANK C. TONNEMAKER
-------------------------
Frank C. Tonnemaker                Director

JANE M. WYATT
-------------------------
Jane M. Wyatt                      Director


                                          /s/Thomas J. Abood
                                        ------------------------
                                           Thomas J. Abood

     Thomas J. Abood signs this document pursuant to a Power of Attorney filed with the Securities and Exchange Commission with the Registration Statement on Form S-6 for Voyageur Tax-Exempt Trust, Series 5 (Registration No. 33-62681).